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Exhibit 99.2

news release

UNION MEMBERS OF FALCONBRIDGE'S HORNE SMELTER
APPROVE AGREEMENT IN PRINCIPLE

Rouyn-Noranda, March 3, 2006 — Falconbridge Limited is pleased to announce that the members of the Syndicat des travailleurs de la Mine Noranda — CSN voted in favour of the agreement in principle for the renewal of the collective agreement concluded between Union executives and the Company. 74% of employees attending the meeting voted to ratify the agreement.

"We are very pleased that employees approved the agreement. I believe we are entering a new constructive era in our labour relations and the negotiations we just concluded position us well for the future," stated Marcel Faucher, General Manager of Falconbridge's Horne Smelter.

The new collective agreement provides for a salary increase of close to 6% over three years. We have made notable progress regarding the following issues:

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  Giving access to positions while respecting workers' seniority
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  Improving the training process
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  Making the employee turnover mechanism more efficient
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  Securing employees with regards to subcontracting
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  Voluntary early retirement opportunities

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For further information:

Dominique Dionne
Vice-President, Public Affairs
(514) 745-9370
dominique.dionne@falconbridge.com
www.falconbridge.com

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Exhibit 99.2
UNION MEMBERS OF FALCONBRIDGE'S HORNE SMELTER APPROVE AGREEMENT IN PRINCIPLE